UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Life Science Holdings Inc.

(Exact name of registrant as specified in its charter)

Wyoming	2834	38-4181622
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6445 12th. Avenue South

Minneapolis, MN 55423

(Address of registrant’s principal executive offices, including zip code)

(612) 866-5236

(Telephone number, including area code, of registrant’s principal executive offices)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[X]	Smaller reporting company	[X]
		Emerging Growth Company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [   ]

LIFE SCIENCE HOLDINGS INC.

FORM S-1 - TABLE OF CONTENTS

II.Background of the Company/Business Description

David M. Olson owned a company selling a multivitamin product, that did not contain selenium, and turned out to be worthless.

In August of 1981, David M. Olson gave a presentation to 13 Directors and decision makers of the National Cancer Institute (NCI), a rare occurrence, on the cancer preventative properties of certain forms of selenium (Se).

The U.S. patent was applied for on May 20, 1970, so it's now over 51 years to the current date. The U.S. patent issued on July 18, 2000 and the European Union patent issued in 2004.

Life Science Holdings Inc. is currently in the process of filing updated patents on forms of Selenium in a drug to both prevent and cure cancer and to prevent and cure numerous virus based diseases (starting with Ebola and the China virus COV-19).

This new drug has the potential to generate several hundred billion dollars a year in sales on a sustained basis.

In addition, Life Science Holdings Inc. has already incurred patent infringement claims of several hundred billion dollars in value against patent infringers in the private sector and patent infringement claims of $1.728T against the U.S. government for illegal infringement of the SELECT human trial by the NCI.

III.Description of the Company's Properties

Life Science Holdings Inc. has never owned and doesn't own now any real estate of any type, any factories, any research labs, any investment property, or any raw land.

Life Science Holdings Inc. was incorporated in the state of Wyoming on December 28, 2010 and David Olson and any other Olson owners are currently based in Minneapolis, Minnesota.

IV.Description of the Management Running the Company/Management Compensation

David M. Olson and his son Brian D. Olson are the current owners, co-Presidents, co-CEOs and only members of the Board of Directors of Life Science Holdings, Inc.

David Olson is also the co-inventor, along with co-inventor Dr. Richard Passwater, on the earlier selenium based drug patents to prevent cancer, and David and Brian Olson will be the co-inventors on the new patent filings to prevent and cure cancer and to prevent and cure numerous virus based diseases.

David M. Olson and Brian D. Olson currently own and control Life Science Holdings Inc. common stock and will be selling some on the Offering. Neither currently receive any salary from the company or any other form of compensation.

V.Description of Securities Being Offered

Life Science Holdings Inc. may be offering ______ shares of Class A Common Stock at an Offering Price of ____/share for a Total Offering Value of $________.

VI.Financial Statements

Life Science Holdings Inc., now and at anytime previously, has never had any Audited Financial Statements.

The company has been involved in research for the last 51 years and has never had any employees, liabilities, revenue or income but expects that to change after going public.

We currently project $32B in earnings in year 1 of being public and $320B in earnings in year 2 in an industry with a typical P/E ration of $16. Personally, we believe the company's P/E ratio will be above the typical $16.

Our best estimate of money coming in the next two years is well over $320B and a market capitalization of over $6T.

VII.Final Comments/Summary

The NCI and FDA have both recently stated that over 15 million Americans have some type of cancer but are not being treated.

University of Chicago economists Kevin Murphy and Robert Topel in an April 4, 2006 paper placed a $50T social value on a 100% cure for cancer and a $500B value for each 1% reduction in cancer deaths.

Economist Bill Gardner in a paper on February 19, 2012 updated the estimate for a cure for cancer to be worth $73T and a 1% reduction in cancer mortality to be worth approximately $775B.

Others do not believe cancer can be cured so place no value on our research or company valuation.

David Olson believes the value for a 100% cure for cancer to be between but near the upper end of the range of valuations currently and that it will grow substantially as people change their opinions.

Life Sciences Holdings Inc. intends to do demonstrations for blioblastoma multiforme (GBM) brain cancer and possibly other forms of cancer in the year after going public.

Our first drug is likely to be an immediately FDA approved product to fight COV-19. Our melanoma and GBM cancer products are likely to follow, subsequent to clinical trials. Additional products for other virus and cancers should follow.

This Form S-1 filing is being done to satisfy the New York Stock Exchange (NYSE) requirements for a Direct Listing.

Please call 612-866-5236 immediately if you have any questions that would delay Approval.